UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION        ---------------------
                      Washington, D.C. 20549                 SEC FILE NUMBER
                                                                0-27824
                            FORM 12b-25                   ----------------------
                    NOTIFICATION OF LATE FILING               CUSIP NUMBER
                                                               784933103
                                                          ----------------------
(Check One):[ ]Form 10-KSB [ ]Form 20-F [ ]Form 11-K [X] Form 10-Q [ ]Form N-SAR

   For Period Ended:        March 31, 2000
                     ----------------------------------------------------------
    Transition Report on Form 10-K              Transition Report on Form 10-Q
    Transition Report on Form 20-F              Transition Report on Form N-SAR
    Transition Report on Form 11-K
   For the Transition Period Ended:

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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                        PART I -- REGISTRANT INFORMATION


SPAR Group, Inc.
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Full Name of Registrant



PIA Merchandising Services, Inc.
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Former Name if Applicable



580 White Plains Road
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Address of Principal Executive Office (Street and Number)



Tarrytown, NY  10591
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City, State and Zip Code

                       PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [a ] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         [b ] The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,  11-K or Form N-SAR, or portion  thereof,
 [X] will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         [ c] The accountant's statement or other exhibit required by Rule 12-b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                                SEE ATTACHMENT A

                                                 (ATTACH EXTRA SHEETS IF NEEDED)

                          PART IV -- OTHER INFORMATION

1. Name and telephone number of person to contact in regard to this notification

       Charles Cimitile, Chief Financial Officer     914         332-4100
       -----------------------------------------  ----------   -------------
                        (Name)                   (Area Code)  (Telephone Number)


2.       Have all other periodic reports required under Section 13 or
         15(d) of the Securities Exchange Act of 1934 or Section 30 of
         the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was
         required to file such report(s) been filed? If answer is no,  YES  No
         identify report(s)                                            [X] [  ]

3.       Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal
         year will be reflected by the earnings statements to be       YES  No
         included in Yes No the subject report or portion thereof?     [X] [  ]


         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

                                SEE ATTACHMENT B

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                                SPAR Group, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.







Date  May 15, 2000                                By: /s/ Charles Cimitile
---------------------------                         ---------------------------
                                                  Name:   Charles Cimitile
                                                  Title:  Chief Financial
                                                          Officer

                                  ATTACHMENT A

                              PART III - NARRATIVE


The Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2000 could not be filed within the prescribed time period since the Registrant has not finalized all of its accounting matters in connection with the recent reverse merger of its subsidiary with SPAR Acquisition, Inc. As a result, the financial statements of the Registrant for the fiscal quarter ended March 31, 2000 and the notes thereto, have not yet been completed.

                                  ATTACHMENT B

                           PART IV - OTHER INFORMATION

The Registrant anticipates reporting that the results of operations for the fiscal quarter ended March 31, 2000 have substantially changed in comparison with the results of operations for the fiscal quarter ended March 31, 1999. The reverse merger between a subsidiary of SPAR Group, Inc. (f/k/a PIA Merchandising Services, Inc.) and SPAR Acquisition, Inc., consummated on July 8, 1999, has been accounted for as required under GAAP as a purchase by SPAR Acquisition, Inc. and its subsidiaries of PIA Merchandising, Inc. (SPAR Group, Inc. pre-merger) and its subsidiaries, with the books and records of the Registrant being adjusted to reflect the historical operating results of SPAR Acquisition, Inc. As a result, the quarter-to-quarter comparisons will not include any of the revenues and expenses of PIA Merchandising Services, Inc. (SPAR Group, Inc. pre-merger) prior to July 8, 1999 (including all of 1998), or any revenues or expenses of the business acquired by SPAR Performance Group, Inc., an indirect subsidiary of SPAR Group, Inc., prior to January 15, 1999 (including all of
1998), in the revenues and expenses of the SPAR Group prior to such dates.

The Registrant cannot, at this time, present a reasonable estimate of the results of operations as an analysis of the financial treatment of certain matters has not been completed.